EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
BioCancell Therapeutics Inc.

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 14, 2011 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

Jerusalem, Israel
March 31, 2011